UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                        dot com Entertainment Group, Inc.
                 (Name of Small Business Issuer in its charter)

              Florida                               58-2466312
   (State or other jurisdiction of          (I.R.S. Employer Identification
   incorporation or organization)                    Number)



     300 Pearl Street, Suite 200, Buffalo,  NY          14202
   (Address of principal executive offices)           (zip code)


                                 (905) 337-8524
                            Issuer's telephone number


           Securities to be registered under section 12(b) of the Act:

                                      None.

           Securities to be registered under section 12(g) of the Act:


     Title of Class
     --------------

     Common Stock, $.001 par value per share

                                TABLE OF CONTENTS

                                                                            Page


PART I.........................................................................1

      Description of Business..................................................1

      Item 2. Management's Discussion and Analysis or Plan of Operation.......13

      Item 3. Description of Property.........................................13

      Item 4. Security Ownership of Certain Beneficial Owners and Management..14

      Item 5. Directors, Executive Officers and Significant Employees.........14

      Item 6. Executive Compensation..........................................16

      Item 7. Certain Relationships and Related Transactions..................17

      Item 8. Description of Securities.......................................17


PART II.......................................................................17

      Item 1. Market Price of and Dividends on the
               Registrant's Common Equity and Other Shareholder Matters.......17

      Item 2. Legal Proceedings...............................................18

      Item 3. Changes in and Disagreements with Accountants...................18

      Item 4. Recent Sales of Unregistered Securities.........................18

      Item 5. Indemnification of Directors and Officers.......................18


PART F/S......................................................................19

      Item 1. Financial Statements............................................19


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS....................................19


PART III......................................................................19

      Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB).......19

                                     PART I

Description of Business

A.   BUSINESS DEVELOPMENT AND SUMMARY

     dot com Entertainment Group, Inc., hereinafter referred to as "dot com" or the "Company", is a diversified Internet software development company, specializing in the creation and support of Internet entertainment products and related services. dot com is in the business of developing, supporting, maintaining and promoting the sale of entertainment software products that can be used either on or off the Internet. The Company focuses its efforts on developing and supporting Internet gaming, lottery, entertainment and related software products. The Company also develops, implements and manages the use of entertainment software products and technical support services for the not-for-profit and charitable business sectors, and develops and sells commercial entertainment software for use by private users.

     dot com is not an Internet gaming company. Rather, it develops and licenses the use of its commercial software products and trademarks such as its CyberBingo(TM) software system to independent third parties located in jurisdictions that permit Internet gaming as a legitimate business enterprise. CyberBingo(TM) is the world's longest running, fully interactive, java-based Internet Bingo Hall.

     dot com derives its revenues from several sources, including its assessment of license fees and royalties from the use of its software. Additionally, dot com provides licensees with technical support, maintenance, software upgrades, information and systems consulting services, and marketing and promotional initiatives and services geared toward generating goodwill and brand awareness of its products.

     dot com is listed for trading on the Over-The-Counter Bulletin Board (also known as the "OTCBB") under the symbol "DCEG". The Company is headquartered in Buffalo, New York and was formed in January 1999 through the acquisition of 100% of the shares of the Precyse Corporation by Affiliated Adjusters, Inc. On February 2, 1999, Affiliated Adjusters, organized under the laws of the State of Florida on December 11, 1981, changed its name to dot com Entertainment Group, Inc. Prior to its acquisition of Precyse Corporation, Affiliated Adjusters, Inc. conducted no business and had only nominal assets and liabilities.

     All information in this registration statement concerns the historical business of Precyse Corporation. Dot com cannot assure you that it will continue to qualify for quotation on the OTCBB and trade under the symbol "DCEG". The company has not been subject to any bankruptcy, receivership or other similar proceeding.

B.   BUSINESS OF ISSUER

     1.   PRINCIPAL PRODUCT AND SERVICES AND PRINCIPAL MARKETS

     In view of the dynamic growth of the Internet, the Company has focused its software development on the creation and enhancement of CyberBingo(TM), a "live" Internet Bingo game currently played on the Internet by approximately 15,500 people from five continents. Through international marketing and promotion, the Company plans to assist its licensees in developing CyberBingo(TM) as the recognized name for online Bingo entertainment throughout the world.

CyberBingo(TM)

     CyberBingo(TM) is one of the world's first Internet Bingo games written in the "java" programming language. CyberBingo(TM) was created to capitalize on the growing demand for Internet based online gaming by offering players a pleasurable, interactive, electronic version of the classic Bingo Hall-style game. CyberBingo(TM) has been extensively tested on the Internet since January, 1997. Management believes that the software is fully Y2K compliant. During the beta testing stage, a non-gaming version of CyberBingo(TM) was tested 96 times per day, on a 24-hour basis. This beta version was successfully played worldwide to anyone who had access to the Internet. Since May of 1998, when CyberBingo(TM) became a pay-as-you-play game, there have been more than 50,000 games played with winnings returned to players exceeding $700,000. CyberBingo(TM) is presently accessed and played by entering The CyberBingo Corporation's website at www.cyberbingo.net. The CyberBingo Corporation licenses dot com's CyberBingo(TM) software, but otherwise has no affiliation whatsoever with dot com.

How it Works

     After players have found CyberBingo(TM) , either through a search-engine or through dot com marketing initiatives, they register as a player by providing basic information and a contact address. Upon registration, players receive a unique player account number, which has a personal password. Bingo games are initially purchased online using credit cards, on-line checking, 1-800 and 1-900 services, through secure commerce connections. CyberBingo(TM) game cards can be purchased after a player deposits $10.00, $20.00, $50.00 or $100.00 in his CyberBingo(TM) account. The player can then purchase up to 24 cards in each of the 110 CyberBingo(TM) games played throughout the day, with each card purchased for $0.25.

     Any  time  after   registration,   the  player  can  navigate  directly  to
CyberBingo(TM) and obtain additional credits by "recharging" their player account either through a new E-commerce purchase or through previously won CyberBingo(TM) dollars.

     At the conclusion of each game, CyberBingo(TM) will award the winning player(s) with a pre-determined cash prize. Multiple winners will split the prize equally. The prize amount is announced prior to each game and is established either as a minimum amount, a declining amount or as a percentage of revenue collected for the current game.


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


     Players that win CyberBingo(TM) cash, see proceeds from the win deposited automatically into their account. Winnings can either be used to purchase new game cards or returned to the player on a "pay-out" request.

     The CyberBingo(TM) hardware system is a leased system which operates in the secure premises of TCC in St. John's, Antigua. The CyberBingo(TM) hardware system consists of 5 Microsoft NT based Pentium class computers which participate together on a local area network to form the back end of the CyberBingo(TM) 3-tier architecture. The servers provide Database, Web Server and Application Server functionality in addition to various e-commerce related automation services. The hardware system is supported by a state-of-the art tape backup system, which provides for safe keeping of all software and data systems. Because this system accesses the Internet through a local Internet service provider in St. John's, Antigua, temporary service interruptions will occur periodically, particularly in times when the island has a communication service breakdown. Similarly, service interruptions can occur when the island experiences power outages, which can not be supported by back-up generating systems, in place at TCC's premises.

     The potential exists and we are exposed to a risk that certain of our systems or those of our licensees will fail or suffer impairment as a result of the Year 2000 issue (hereinafter "Y2K"), Y2K relates to the rollover date of programming defaulting to 01/01/1900 rather than 01/01/2000. Although management believes that all hardware is Y2Kcompliant, there is a risk that the Company's reliance on certain hardware systems, software and related services could result in a complete system failure to its software and/or hardware systems and/or any related information technology system including communication systems. Although the Company relies on systems developed using current technology and on systems designed to be Y2K compliant, we may have to replace, upgrade or re-engineer or program certain systems to ensure that all technology will be Y2K compliant when operating together. Management does not anticipate having to incur any major operating or capital expenditures which would have a material impact on our financial condition. While management believes that the Company's hardware and software systems are Y2K compliant, there can be no assurance until the year 2000 occurs, that all systems will function adequately.

Income Streams

     dot com plans to draw its revenues from several sources including:

     o    Royalty income

     o    Technology, support, maintenance and consulting fees

     o    Sub-license agreements and set-up fees

     o    License of commercial/non-gaming entertainment software products

     o Software licensing, support and operating income and fees to the not-for-profit and charitable business sector

     o    Advertising fees and revenue


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


Royalties

     Royalty fees are collected from individual licensees, who license the Company's Internet entertainment software and operate their business from jurisdictions that have embraced Internet gaming and entertainment.

     In May of 1998, dot com concluded its first license agreement with The CyberBingo Corporation of St. John's, Antigua ("TCC"). dot com's royalty fees from this license agreement are established at 50% of TCC's gross revenue from sales of games to individual players.

Technology, Support, Maintenance and Consulting Fees

     In addition to generating a revenue stream from royalties, the Company provides software support, consulting, strategic analysis and development services to its licensees and to third parties. The Company is developing TV support type interfaces for its software products, which will allow its internet games and entertainment to be used by technology, such as Web TV, in order to increase user-friendliness and offer access through the internet to a broader user base.

Sub-License Agreements

     As part of its license agreement, dot com is obligated to assist TCC in its continued development of the world's largest Bingo hall. As such, and with the consent of TCC, dot com is promoting the sale of sub-licenses, which will be sold on a "territorial" basis to interested licensees worldwide who will promote CyberBingo(TM) in their local jurisdiction.

     The sale of sub-licenses is expected to have immediate, significant impact on TCC and dot com. As these sub-licenses are sold, there will be a requirement to translate TCC's web-site and information pages into different languages. This will open up entirely new player bases to CyberBingo(TM). Furthermore, through the assistance of each sub-licensee, who will be obligated to help in the marketing and promotion of CyberBingo(TM) in that jurisdiction, direct local advertising will increase CyberBingo(TM)'s player base which will be managed by the sub-licensee who will be familiar with the different elements of that local market.

     What makes this arrangement attractive to a sub-licensee is the relatively small investment. It also allows the licensee to make use of CyberBingo(TM)'s goodwill, e-commerce and player loyalty. Each sub-licensee will pay dot com a development and licensing fee in the amount of $50,000, which will cover all development costs incurred in creating the local website. The sub-licensee will then receive 25% of the gross sales (after e-commerce charges) which enter the CyberBingo(TM) game system in Antigua through the sub-licensee's web-site. dot com believes that this sub-licensing agreement will immediately increase CyberBingo(TM) player levels, which will lead to increased royalty income to dot com. Although as of June 15, 1999, dot com had not concluded any sub-license agreements, it is in discussion with several interested sub-licensees.

License of Individual Entertainment Software

     The Company recently developed a Bingo game which can be purchased by private or individual licensees and used either on the internet, in Bingo halls, in intranets, University and College campuses, hotel systems, airlines, at home and in a variety of different settings. As the Company develops additional entertainment products and games for internet licensees, it will also add new games to its sale of software to individual or private users, either through its corporate website or in a retail setting.

     In addition to the sale of "traditional" games, the Company has been approached by potential licensees who require software development of virtual entertainment products, and entertainment products which have their roots in "traditional" games but have very different application and use. Various entertainment providers are looking at traditional entertainment games such as Bingo, to generate increased awareness and loyalty from their constituents and dot com sees this as a new area of commercial software development and license fees. No agreements have yet been signed to develop such software.

Software Licensing to the Not-for-Profit and Charitable Business Sector

     Through limited customization of its internet Bingo and other games, the Company believes it is positioned to be an industry leader in the provision of information technology solutions and support to charities, foundations and other organizations, allowing them to easily transform and focus their fundraising sources to the internet as it matures. This may allow donors to enjoy internet Bingo and other games for the cost of their ticket purchases which may continue to be characterized as a donation for tax purposes by the participant. The Company is developing licensable versions of its first software product, CyberBingo(TM), which will be followed by other games and systems.

     The Company plans to provide charitable organizations with new media to collect donations and subscription revenues in the not-for-profit business sector. Under its agreements, the Company will provide software and technical support to these organizations which will enable them, through their use of CyberBingo and other similar entertainment products, to offer a medium through which donations can be made as described previously.

Advertising and Promotional Fees and Revenues

     dot com plans to become a leader in the development of software products that become "sticky sites" in the internet entertainment business sector. A "sticky site" is one that can attract repeat users for a longer period of time. These have become the most desirable of websites since they are very attractive to potential advertisers.

     dot com plans to help its sub-licensees, if any, develop international marketing and promotional campaigns for CyberBingo(TM). These campaigns, for which dot com will receive fees to be negotiated amongst each sub-licensee, will encourage and authorize sub-licensees to attract advertising on their local website. The Company believes that this unique arrangement will give dot com a competitive advantage over competing software development firms who simply sell software. The Company's intention is to provide "added value" for the purchaser of a sub-license. The sub-licensee will be positioned to benefit through royalty income plus, if they are successful in their promotional efforts, local or other advertising revenues. As the number of game players increases, the marketability of each "sticky site" will improve, advancing the overall profile of dot com and its products.

     Each potential sponsor will deal with dot com on the development, implementation and design of the advertising on the licensee site. The Company anticipates that dot com will be able to generate significant marketing, design and implementation fees, paid by the prospective sponsor and the licensee. There can be no assurances that such fees will be generated. Changes and improvements to the downloadable version of the CyberBingo(TM) software system have now been made bringing banner and other advertising directly into the virtual Bingo card. The Company intends to create this promotional ability within each game or card as part of each new software innovation.

Overall Market

     With the explosive growth of the Internet, particularly in areas outside of North America, accompanied by technological innovations such as high-speed internet connectivity, the Company believes it is poised for tremendous growth. According to industry sources and analysts overall revenues generated on the Internet are expected to exceed $1.2 trillion by 2002. These sources estimate that revenue from Internet gaming alone may approach several billion dollars over the next few years..

     It is estimated that more than $10 billion dollars was wagered in Bingo halls worldwide in 1996 and that approximately 500 million games were played that year. The 1990s have been a breakthrough decade for casinos and other gaming industries in both the United States and abroad. During this decade, gaming has been one of the fastest growing industries in the U.S. with gross annual revenues generated by casinos, Bingo, lotteries and racing exceeding $1 trillion in gaming wagering according to International Gaming & Wagering Business Magazine. Conservative estimates of the current Internet gaming market in the U.S. alone total $8.5 billion. Its potential is expected to exceed $50 billion worldwide by the end of the century according to the Casino Gaming Business Market Research Handbook. With the exception of the United States, governments of countries worldwide, including Australia, Germany and South Africa are liberalizing and developing their internet gaming laws in order to regulate internet gaming and benefit from the "voluntary tax" monies that flow from internet gaming activities.

     Based on data gathered from CyberBingo(TM) players and on information available from other internet Bingo games, the Company believes that there is a large and growing player base which demands a quality Bingo game on the internet. The Company's research indicates that the demographics of the Bingo player on the internet are very different from those of the conventional Bingo hall player, and that the number of Bingo enthusiasts migrating to the internet is rapidly growing. Also, the Company believes that an increasing number of non-Bingo enthusiasts are participating in games like CyberBingo(TM) for entertainment and the possibility of winning a cash prize. Since its inception in May, 1998, over 17,000 players have become CyberBingo(TM) members and have registered to play for cash prizes.

     2.   DISTRIBUTION METHODS OF THE PRODUCTS AND SERVICES

     dot com's marketing strategy is built on the development of real-world and online advertising campaigns. Leveraging existing real world and online promotion through related organizations is intended to generate and capitalize on momentum and build customer and licensee player relationships and royalty. The Company believes it is critical to achieve reach of target groups in the first year of operation. This is intended to establish dot com as the "first mover" in the internet entertainment sector by creating product awareness and reliability of product operation with all potential customers and licensees. Just as online consumers refer to Amazon.com as the online bookstore and Yahoo! as the search engine and portal, the Company intends to become known as the provider and developer of internet entertainment products. The Company intends to generate this awareness through several media strategies, including:

     o    Online media

     o    Direct response media

     o    Traditional media

     o    Investor and public relations

     o    Promotion through the not-for-profit sector

     The Company has concluded its first License and Technology and Support Agreement. TCC of Antigua, West Indies was the first company to purchase a CyberBingo(TM) license from dot com, and at the present, is the only such licensee. The license provides for the full implementation, support and operation of CyberBingo(TM) in Antigua. In order to operate CyberBingo(TM) legally, TCC purchased a Virtual Gaming License, which was issued effective January 1, 1998 in accordance with the regulatory requirements set out by the Free Trade and Processing Zone Act (1994, Antigua and Barbuda).

     The Company intends to sell additional License and Technology and Support Agreements with other third parties (its "sub-licensees"), who will make use of the existing infrastructure in Antigua. New licensees will operate and promote CyberBingo(TM) in their local jurisdiction and cause their player base to "click through" to the CyberBingo(TM) game in Antigua. The Company anticipates that additional license fees will be generated from the sale of an interest in the software in locations throughout the world.

     Assuming it can secure adequate capital, dot com intends to allocate significant financial resources to the international marketing and sale of sub-licenses, which will be sold on a "territorial" basis to interested licensees, CyberBingo(TM) will be promoted in local jurisdictions by sub-licensees, thereby building significantly the number of players per game and the resulting royalty streams to dot com. As these sub-licenses are sold, CyberBingo(TM) will become available in different languages, attracting entirely new players to CyberBingo(TM). Because each sub-licensee will be obligated to help in the marketing and promotion of CyberBingo(TM) in that jurisdiction, direct local advertising will also increase CyberBingo(TM)'s player-base. dot com's intention is to attract quality sub-licensees who will be familiar with the nuances of marketing in that local market, thereby further increasing royalty revenues to dot com.


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


     As part of its growth strategy, the Company will actively seek potential acquisitions of businesses and business assets. The Company has already identified some immediate target acquisitions and is looking at the following industry groups:

     o    Private internet marketing and promotional firms

     o    Private software development firms

     o    Other complimentary entertainment providers


     The Company has not reached any agreements or understandings, oral or written, to acquire any businesses.

On-line media

     The Company intends to negotiate banners and links on widely used Search Engines, both domestically and internationally and on sites which offer strategic advantage to the target audience. This will not only drive awareness and traffic to licensee sites, but, to the extent exclusivity can be achieved, it will pre-empt competitors from this vital medium during the Company's first year.

     dot com intends to develop as many associations as possible with other comparable online websites, such as those maintained by clubs, organizations and other international groups. Many of these groups have established an on-line presence to promote and provide access to their membership and prospects.

     dot com has investigated comparable websites and we hope to negotiate suitable arrangements, which may provide the sites with the opportunity to earn revenue (percent of sales) in exchange for hosting links. Some of the sites will represent non-profit organizations, charities and other groups, in an attempt to draw the commercial side of dot com's business into its internet product base. In those cases proceeds earned could be donated on the site's behalf.

Direct Response Media

     The Company believes that direct response is by far the most efficient medium to inform prospects about the features and benefits of dot com's products and those offered by its licensees. Targeted direct response typically takes the form of personally addressed direct mail. Because the cost of traditional direct response is prohibitive to our industry competitors, particularly on an international scale, our intention is to sufficiently capitalize dot com so it can take advantage of this medium. There can be no assurance that dot com will be able to obtain adequate financing to achieve this goal.

     On a city by city basis, dot com plans to also develop relationships with top internet service providers and hopes to enter into agreements with these service providers and organizations. The agreements may offer advertising listings on dot com or licensee sites in exchange for client lists. An advertising presence or the right to place inserts, or "piggy-back", in their direct mailing will save dot com postage, ensure access to perfectly targeted prospect groups and leverage the existing loyalty between the service providers and their customers. The inserts could include customer discounts, free licensee game activity or other promotional items. "Piggy-backing" is significantly more efficient than traditional direct response media. The

Company will segment various sub-sets of the direct response target groups and test insert designs, lists, incentives etc.

     Outbound e-mail is also a unique opportunity and a relevant medium. This type of "push medium" has received some negative response from the on-line community, and as such, dot com will proceed with this initiative only after it studies the issues more carefully, and deems it appropriate and a valuable option.

Traditional Media

     Traditional media including consumer magazines, industry specific programs, commercial advertising, television and radio coverage and related offerings, will be developed with the assistance of specialists in marketing and promotion, whom the Company will retain on a contract basis on tender. With the assistance of our advisers, dot com plans to use page dominant advertising for its products and participating licensees, sustaining weight and frequency in selected publications thereafter.

     In addition, the Company will work aggressively with its licensees to provide information on product incentives, such as free games or million dollar prizes. The data based nature of the business provides the technology capable of truly carrying on a one-to-one relationship with every single user, providing the added value features that are relevant to that particular internet entertainment customer.

Not For Profit Sector

     We have commenced positive discussions with not-for-profit organizations in Toronto, Canada. dot com will provide sponsorship, fundraising, charitable representation and other relationships and programs using our software, support and industry knowledge to help the not-for-profit business sector increase donation revenues. This represents a highly cost effective tactical strategy to support our "first mover" status in this industry. It also serves as a pre-emotive function, excluding potential competitive on-line vendors from leveraging the same opportunity.

     3.   NEW PRODUCTS

     In addition to CyberBingo(TM), the Company plans to develop other internet entertainment products, along with corresponding e-commerce systems which can be used in conjunction with its online games to process credit cards over the internet. The Company has set a goal of releasing a new software product approximately every three months assuming adequate Keno game, which it expects will be released in the summer of 1999.

     In addition to its software products, the Company intends to provide value to customers in terms of development support, such as in the design and implementation of websites which distribute the core entertainment software to end users.

     4.   COMPETITION AND E-COMMERCE

     Although other Bingo games exist on the Internet, many employ inferior technologies that produce substandard game interfaces, require lengthy downloads or are otherwise not appealing to customers. Management has re-developed the CyberBingo(TM) game system on several occasions over the past 12 months, with the most recent version 4.5 being released in May of 1999. As such and based on licensee comments derived from customer input, management believes that the games are functionally superior and more visually appealing, when compared to those developed by its competitors.

     Software development for the Internet gaming business is a newly emerging and highly competitive business and there is competition from North American and foreign software development companies, some of which have their business focus only in software development and others operating both as a developer and owner, directly or indirectly, of subsidiary companies who operate Internet casinos. There are presently more than 300 on-line casinos offering gaming on the Internet , with more than 30 such businesses offering Bingo, in one form or another. Ibingo, Bingomania, BingoZone and HomeBingo are some of the competing software products which compete with CyberBingo(TM), with other companies such as Bingo.com and Dion Entertainment Inc. attempting to enter the industry.

     The Company's primary competition includes, but is not limited to, Cryptologic Inc., Venturetech Inc., Internet Casinos Ltd., Starnet Communications, Interactive Gaming and Communications Corp., Wager Net Inc., Casinos of the South Pacific, World Wide Web Casinos and Virtual Vegas. Some of these companies deliver software solutions but that also participate in Internet gaming as operators. Dot com is a software development company only with no corporate affiliation between its business and that of its licensees.

     A barrier to entry into this business sector is the availability and/or cost of e-commerce systems. The term "e-commerce" encompasses business to consumer transactions conducted over the Internet and the World Wide Web. Present sub-merchant arrangements for operators of Internet entertainment software costs operators 15-20% of e-commerce sales. Further, there are very significant application processing periods for e-commerce services in online entertainment, particularly Internet gaming, with many North American financial institutions not participating.

     Given this environment, dot com has developed a close relationship with Firstatlantic Commerce of Bermuda ("FAC"), which is a world leading e-commerce system using "cGate" technology. This arrangement with FAC allows dot com to have a comprehensive and secure Bermuda-based e-commerce solution, which can be made available to its licensees. cGate uses powerful encryption to protect credit and debit card transactions transmitted over the Internet. In North America, the maximum encryption key legally available to export for e-commerce merchants is 40 bit. cGate Secure raises the level of security for transaction processing to 256 bit key encryption for international merchants. Using state of the art encryption methodology, cGate Secure provides unparalleled processing security between the CyberBingo(TM) software and hardware systems and FAC's server in Bermuda. The product is customizable up to 2048-bit encryption to meet the transaction security requirements of CyberBingo(TM) clients and additional dot com licensees. FAC and dot com have concluded an agreement providing e-commerce services to dot com and its licensees at a fraction of the cost noted above.

     Management believes that the way in which products and services will be directly or indirectly sold in the future will shift to e-commerce means of transaction processing. As such, the integrity of the e-commerce system used by any "virtual" company and its corresponding financial institution will become critical to the success of the business. In view of the nature of the Company's business, it can not assure you that our products and services will continue to be supported by FAC or any other on-line e-commerce system. Further, the Company is also unable to assure you that its e-commerce and or financial institutional support will continue to be available for its operations or any of its licensees.

     Management believes that the advantages of FAC processing for its software products include: (1) secure communication systems between dot com licensees and FAC on a 24 hour basis, 7 days per week; (2) the development of state-of-the-are encryption systems, which protect payment information between licensees and the customer; (3) the authentication of messages which identify the parties sending and receiving payment information; and (4) operation of e-commerce processing systems under credit card protocol and agreements, which have been established and implemented for countries such as Bermuda and Antigua, located in the Caribbean.

     5.   RAW MATERIALS AND SUPPLIERS

     The Company is a software technology business, and thus does not use raw materials or have any principal suppliers.

     6.   CUSTOMERS

     As stated above, TCC of Antigua, West Indies was the first, and so far is the only, company to purchase a CyberBingo(TM) license from dot com. The Company intends to sell additional License and Technology and Support Agreements with other sub-licensees, who will make use of the existing infrastructure in Antigua.

     Through its intended allocation of significant financial resources to the international marketing and sale of sub-licenses, which will be sold on a "territorial" basis to interested licensees, CyberBingo(TM) will be promoted in local jurisdictions by sub-licensees, thereby building significantly the number of players per game and the resulting royalty streams to dot com. As these sub-licenses are sold, CyberBingo(TM) will become available in different languages, attracting entirely new players to CyberBingo(TM).

     7.   PATENTS,  TRADEMARKS,   LICENSES,  FRANCHISES,   CONCESSIONS,  ROYALTY
          AGREEMENTS OR LABOR CONTRACTS

     The Company has applied to register its CyberBingoTM trademark in the United States and Canada.

     8.   GOVERNMENT REGULATION

     The Company's business is not presently regulated by any governmental entity. While dot com provides only the CyberBingo(TM) software solution to its licensees, a government may take the position that dot com is an integral component of its licensees' businesses, because the software runs on dot com's server.

     Many countries are currently analyzing the issues surrounding wagering on the Internet. More particularly, they are considering the merits, limitations and enforceability of prohibition, regulation or taxation of Internet wagering transactions. There are significant differences of opinion and law between countries such as the United States, Canada, Australia, Liechtenstein and Antigua. For example, in Queensland, Australia there is now regulation which authorizes and regulates Internet wagering; the United Kingdom has now chosen to sponsor a national lottery which will be operated over the Internet; and many Caribbean countries have now regulated Internet gaming.

     In the United States, on the other hand, ownership and operation of land-based gaming facilities are often regulated on a state by state basis. Certain of these Internet casino operators of have been the subject of criminal complaints in the states of New York, Missouri and Minnesota. See, for example, Minnesota v. Granite Gate Resorts, Inc., 568 N.W.2nd 715 (1997); Missouri V. Interactive Gaming & Communications Corp., No. CV 97-7808 (Mo.Cit.Ct. 6\16\97) and New York V. World Interactive Gaming Corporation (filed 07/13/98).

     The United States Federal Interstate Wire Act provides language which inter alia makes it a crime to use interstate or international telephone lines to transmit information assisting in the placing of wagers, unless the wagering is authorized in law in the jurisdiction from which and into which the transmission is made. There is also other similar legislation which arguably can be used to limit or prohibit Internet gaming in the United States. Further, United States regulatory and legislative agencies have conducted study of the on-line wagering and through the National Gambling Impact Study, now intend to develop enforcement strategies to curtail Internet wagering in the United States. The Kyl Bill (S-692) may also provide for the prohibition of intrastate or interstate gaming and wagering.

     While CyberBingo(TM) licensees operate from Antigua, where such business is lawful if licensed, governments elsewhere, including the federal, state or any local governments in the United States may take the position that CyberBingo(TM) is being played unlawfully in their jurisdiction. Accordingly, the Company may face criminal prosecution in any number of jurisdictions, either for operating an illegal gaming operation, or as aiding and abetting others, such as its licensees, in operating an illegal gaming operation. The Company has not devoted any of its limited resources to investigating the legal climate in which it operates. Many of the issues facing the Company are the same as those facing all other e-commerce providers, as current laws are not clear as to who, if anyone, has jurisdiction over Internet based commerce. As we noted above, a number of proposals have been presented in the United States congress to expressly ban Internet gaming, although none of these proposals have yet been enacted. Although the Company intends to do business worldwide, any enforceable ban on Internet gaming in the United States would have a material adverse effect on the Company's business.

     9.   RESEARCH AND DEVELOPMENT

     Present allocations to research and development are 21% of total expenses. Subject to receipt of adequate financing, our intention is to spend between 10-15% of future revenues on development of new software products and services.

     10.  EMPLOYEES

     The Company presently has 5 employees, 3 of which are full time employees.

Item 2. Management's Discussion and Analysis or Plan of Operation

PLAN OF OPERATION

The Company has historically generated minimal revenues, having operated throughout 1998 without revenue until May, 1998. As of June, 1999, the Company is generating gross sales in the $25,000-35,000 per month range, which are adequate to cover current cash expenses. We plan to raise $10 million in order to expand our operations.

     We intend to expand operations through the development of our sub-license model and the addition of new software products. Should the company not complete suitable financing, it will continue operating, with the expectation that revenue will continue to increase on a quarterly basis.

     If the Company raises adequate financing, it expects to add 10-20 employees during the next twelve months. If the Company cannot obtain the financing it seeks, the Company will add employees only as cash flow allows.

Item 3. Description of Property

     The Company's interim corporate headquarters are located at 300 Pearl Street, Suite 200, Buffalo, NY 14202. The Company has use of this space through a sublease arrangement from US Address Inc. in Buffalo, New York. The lease is for six months ending in August, 1999. This is a shared office facility. Management will be leasing permanent office facilities in the next twelve (12) month period.

     The Company has additional facilities located at 345 Lakeshore Blvd. W., Suite 207 in Oakville, Ontario, Canada, which houses the offices of its wholly-owned subsidiary, Precyse Corporation. The lease is for one year and ends on March 31, 2000. The total lease obligation is CAD$1,186.00 per month. This office will also be replaced by larger premises should dot com be successful in its acquisition of suitable financing.

     There are currently no proposed programs for the renovation, improvement or development of the properties currently leased by the Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth information with respect to ownership of the Company's securities by its officers and directors and by any person (including any "group") who is the beneficial owner of more than 5% of the Company's common stock:


           Name And Address                Amount and Nature of       Percent Of
             Of Owner (1)                  Beneficial Owner (2)          Class
             ------------                  --------------------          -----
               Ken Lusk                         1,028,000                9.8%
             Scott White                         912,000                  8.7
             Perry Malone                        912,000                  8.7
             Ted Colivas                         912,000                  8.7
     Euroswiss Securities Limited                900,000                  8.6
     Marie Rose Holdings Limited                 750,000                  7.1
             George White                       50,000 (3)                Nil
             John Reilly                        50,000 (3)                Nil
              Andre Kern                       100,000 (3)                Nil
All officers and directors as a group           3,964,000               37.00%
           (eight persons)

     (1) All persons have an address c/o the Company, 300 Pearl Street, Suite 200, Buffalo, NY 14202, except Euroswiss Securities Limited, whose address is 8 Queensway House, Queen Street, St. Heller (Jersey) C.I. and Marie Rose Holdings Limited, whose address is P.O. Box 588, St. Peter Port, Guernsey, C.I .

     (2) Includes shares of common stock currently owned and any shares as to which the holder may become the owner within 60 days, such as by the exercise of options.

     (3) Consists solely of options to purchase common stock at $3.00 per share.

Item 5. Directors, Executive Officers and Significant Employees

A.   MANAGEMENT, EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are as follows:


Name                    Age    Position
----                    ---    --------
Ken Lusk..............   45    Director and Chairman
Scott White...........   37    Director, President and CEO
George White..........   65    Director
Perry Malone..........   37    Director and Vice President of Technology
Ted Colivas...........   38    Vice President, Operations
Andre Kern............   37    Controller and Vice President, Investor Relations
Howard Rubinoff.......   40    Secretary and General Counsel
John Reilly...........   40    Director

Scott White - President and CEO: Mr. White is a lawyer, called to the bar in the Province of Ontario in 1989. He is a graduate from the University of Toronto with a bachelor of arts degree and the University of Windsor with a bachelor of laws degree. Over the past 10 years, Mr. White has acquired extensive experience in the completion of public and private financing; compliance and the development of corporate strategy and policy for small-cap companies. Mr. White is skilled in the identification, analysis and resolution of operating problems within organizations and the implementation of financial and operational goals.

Perry Malone - Director and Vice President Technology: Mr. Malone is a graduate of Ryerson University in Toronto with a bachelor degree in Engineering. Since 1984, Mr. Malone has acquired extensive experience as a computer systems architect and engineer. Providing consulting services to some of Canada's leading corporations such as IBM Canada, Toronto Dominion Securities, Bell Canada and Canadian Pacific. Mr. Malone has extensive knowledge in systems integration and software development in applications with cutting edge client/server and Internet development tools.

Ted Colivas - Vice President Operations: Mr. Colivas graduated from the University of Toronto in 1987 with a bachelor of science degree in Physics. Since 1987, Mr. Colivas has acquired extensive experience as a computer systems specialist in a wide variety of enterprise wide IT/IS operations and management. Mr. Colivas has provided consulting services to some of Canada's leading corporations such as IBM Canada, Canadian Pacific and Ericsson Communications. Mr. Colivas contributes in areas of E-commerce and E-business, which includes business process reengineering and mapping of business strategy development.

Andre Kern - Controller: Mr. Kern was appointed to the position of Controller in January 1999. Since 1996, Mr. Kern has served as Corporate Controller for Devtek Corporation, which operates as a Canadian public company, listed on the Toronto Stock Exchange. Prior to his employment with Devtek, Mr. Kern has held senior financial positions with other publicly traded companies where he acquired excellent exposure to securities regulation and compliance in Canada and the United States. Mr. Kern has a bachelor of commerce degree from the University of Toronto and is a Professional Chartered Accountant.

Howard D. Rubinoff - Secretary and Corporate Counsel: Mr. Rubinoff is a partner of Fogler, Rubinoff Barristers & Solicitors and was called to the Ontario bar in 1985. Mr. Rubinoff graduated with a bachelor degree in arts from York University and a bachelor of laws degree from the University of Windsor. He also attended the Detroit College of Law for one semester and took courses at the University of Detroit. Mr. Rubinoff practices primarily in the area of corporate/commercial law with emphasis on mergers and acquisitions and financing. In the last few years, he has been involved in a number of major restructurings of Fortune 500 companies.

Kenneth R. Lusk - Director and Chairman: Mr. Lusk is a Professional Chartered Accountant in the Province of Ontario and possesses a bachelor of commerce degree from Queens University in Kingston. Mr. Lusk has worked with major North American real estate developers and major

Federal  Crown  corporations.   His  responsibilities  included  overseeing  the
property development activities in both the United States and Canada, and a variety of financial, treasury management and corporate planning functions.

George S. White - Director: Mr. White has acquired more than 30 years of experience as a senior officer, director and management consultant with Fortune 500 companies. Prior to his retirement in 1994, Mr. White served as a Vice President and General Manager of Westburne Industries, which is North America's largest distributor of electronic, electrical and plumbing supplies. In addition to his experience with Fortune 500 companies, over the past 30 years, Mr. White has provided consulting advice on mergers, acquisitions, marketing and public relations for a variety of public small-cap companies in Canada and the United States.

John F. Reilly - Director: Mr. Reilly is currently the Managing Director for State Street Brokerage Services (Canada) Inc. State Street is one of the world's largest financial institutions specializing in custody, trust, investment management and brokerage. Prior to joining State Street Mr. Reilly was CEO of Versus Brokerage Services, President of Versus Brokerage Services (US), and Managing Director CEO of Versus Technologies. He was primarily responsible for bringing E*Trade, the Internet securities dealer to Canada and launching it under Versus Brokerage Services. Prior to co-founding Versus, Mr. Reilly was Vice President Electronic Trading at RBC Dominion Securities. In the 1980s, Mr. Reilly spent 3 years with Reuters specializing in market data and trading room systems and six years as a management consultant. Mr. Reilly obtained a Bachelor of Business Administration, Finance from Wilfrid Laurier in 1981 and has taken numerous industry-related courses and qualifications including the Partners, Officer and Directors Exam.

     All directors are elected annually. George S. White and Scott F. White are father-son. There are no other family relationships among the Company's officers and directors.

     No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

     No  director,   officer,   significant  employee  or  consultant  has  been
permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

     No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6. Executive Compensation

A.   REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

No compensation was paid in 1998 to any officer or director of the Company.

In March of 1999, Mr. Malone entered into a Consulting Agreement with the Company, which agreement provides for his full-time and attention to the Company's information technology requirements. The Consulting Agreement provides for remuneration based at a rate of $85.00 per hour, payable monthly. The term of this agreement is for one year, renewable automatically for additional one-year terms. Mr. Malone's reasonable expenses are paid by the Company.

In May of 1999, Mr. Colivas entered into a Consulting Agreement with the company, which agreement provides for his full-time an attention to the company's information technology requirements. The Consulting Agreement provides for remuneration based at a rate of $65.00 per hour, payable monthly. The term of this agreement is for six months, renewable automatically for additional one year terms. Mr. Colivas' reasonable expenses are paid by the Company.

B.   COMPENSATION OF DIRECTORS

No compensation was paid to any director in 1998. The Company has no plans to pay its directors in 1999 other than to reimburse them for actual expenses in attending meetings.

Item 7. Certain Relationships and Related Transactions

None applicable.

Item 8. Description of Securities

The Company's authorized capital consists of 50,000,000 shares of common stock. At June 15, 1999, there were 10,500,000 shares of common stock issued and outstanding. In addition, the Company has outstanding options to purchase 1,445,000 shares of common stock at a price of $3.00 per share, all of which were granted in 1999. The holders of common stock are entitled to one vote per share on all matters voted on by the stockholders, including elections of directors. The holders of shares of common stock will exclusively possess all voting power. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. The terms of the common stock do not grant to the holders thereof any preemptive, subscription, redemption, conversion or sinking fund rights. The holders of common stock are entitled to share ratably in the assets of dot com legally available for distribution to stockholders in the event of the liquidation, dissolution or winding up of dot com.
pARt II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     dot com common stock is currently listed on the OTC Bulletin Board under the symbol "DCEG." For each quarter since the beginning of 1999, the high and low bid quotations for our common stock, as reported by Nasdaq, were as follows:

                                                        High             Low
                                                        ----             ---
1999
First Quarter                                          5-1/4            3-3/8
Second Quarter (through June 18, 1999)                 5-3/8            3-3/4

     The foregoing bid quotations reflect inter-dealer prices, without retail mark-up, mark-downs or commissions and may not necessarily represent actual transactions.

     At June 1, 1999, the Company had 26 shareholders of record. The Company has never paid a dividend, and has no intention of paying dividends for the foreseeable future.

Item 2. Legal Proceedings

     The Company is not a party to any litigation.

Item 3. Changes in and Disagreements with Accountants

     Not applicable.

Item 4. Recent Sales of Unregistered Securities

     The Company issued 9,420,000 shares of common stock at a price of $0.001 per share for total proceeds of $9,420 on January 29, 1999 (the date when Affiliated Adjusters acquired the Precyse Corporation) to 19 investors, 13 of whom were accredited investors, in an offering exempt from registration under the Securities Act of 1933 pursuant to Rule 504. No broker was engaged in such offering. The Company issued 80,000 shares of common stock at a price of $3.00 per share for total proceed of $240,000 on February 2, 1999 to one accredited investor, in an offering exempt from registration under the Securities Act if 1933 pursuant to Rule 504. No broker was engaged in such offering. The Company has granted options to 14 employees, officers, directors and consultants totaling options to purchase up to 1,445,000 shares, all at an exercise price of $3.00 per share. Such options were granted pursuant to an exemption from registration under the Securities Act of 1933 pursuant to Rule 701.

Item 5. Indemnification of Directors and Officers

     The Company's Articles of Incorporation provide that the Company's officers and directors shall have no liability to the Company or its shareholders to the maximum extent permitted by Florida law. The Company's bylaws provide for the maximum indemnification of officers and directors permitted by Florida law.

                                    PART F/S


Item 1. Financial Statements


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Report................................................

Consolidated Balance Sheet, December 31, 1998...............................

Consolidated Statement of Operations, Year ended December 31, 1998..........

Consolidated Statement of Cash Flows
         Year ended December 31, 1998.......................................

Notes to Consolidated Financial Statements..................................

Consolidated Balance Sheet, March 31, 1999 (Unaudited) .....................

Consolidated Statement of Operations for the
         Three Month Period ended March 31, 1999  (Unaudited)...............

Consolidated Statement of Cash Flows for the
         Three Month Period ended March 31, 1999 (Unaudited)................

                                    PART III


Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit
 Number     Name and/or Identification of Exhibit
 ------     -------------------------------------

2.1 Memorandum of Agreement among Affiliated Adjusters, Inc. and the stockholders of The Precyse Corporation dated as of January 27, 1999

3.1       Articles of Incorporation, as amended

3.2       Bylaws

10.1 Technology License and Maintenance Agreement between The Precyse Corporation and The CyberBingo Corporation dated December 4, 1997

10.2 Consulting Agreement between registrant and Colivas Enterprises Ltd. dated March 16, 1999

10.3 Consulting Agreement between registrant and Pericom Systems Corp., undated

21        List of subsidiaries of the registrant

27        Financial data schedule

SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   dot com Entertainment Group, Inc.



                                   By: /s/ Scott White
                                           Scott White, CEO
                                           Principal Executive Officer

Date:  June 30, 1999





/s/ Scott White                    Principal                      June 30, 1999
                  Scott White      Executive Officer
                                   and Principal Accounting Officer


______________________________     Director                      June ___, 1999
           Ken Lusk


/s/ George White                   Director                       June 30, 1999
                  George White



/s/ Perry Malone                   Director                       June 30, 1999
                  Perry Malone



/s/ John Reilly                    Director                       June 30, 1999
                  John Reilly

                               PRECYSE CORPORATION

                              FINANCIAL STATEMENTS
                            (Stated in U.S. Dollars)

                                DECEMBER 31, 1998

                               PRECYSE CORPORATION
                                DECEMBER 31, 1998


                                    CONTENTS

                                                                         Page
                                                                         ----
Auditors' Report                                                          1
Financial statements
(Stated in U.S. Dollars)
   Balance sheet                                                          2
   Statement of income and retained earnings                              3
   Statement of changes in financial position                             4
   Notes to financial statements                                        5 - 6

                                AUDITORS' REPORT



To the shareholders of
Precyse Corporation


We have audited the balance sheet of Precyse Corporation as at December 31, 1998 and the statements of income and retained earnings, and changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and changes in its financial position for the year then ended in accordance with generally accepted accounting principles.



                                                  /s/ ROSENSWIG CARERE McRAE
Toronto, Canada
June 29, 1999                                     Chartered Accountants

                               PRECYSE CORPORATION

                                  BALANCE SHEET
                            (Stated in U.S. Dollars)

                                DECEMBER 31, 1998


                                                           1998           1997
                                                          --------     --------
                                                                     (unaudited)
                                     ASSETS

Current
   Cash                                                   $  3,419     $ 11,045
   Accounts receivable                                      12,267       15,449
                                                          --------     --------

                                                          $ 15,686     $ 26,494
                                                          ========     ========


                                   LIABILITIES

Current
   Accounts payable and accrued liabilities               $   --       $ 30,550
   Income taxes payable                                      3,400         --
   Shareholder's loan                                        2,485        2,689
                                                          --------     --------

                                                             5,885       33,369
                                                          --------     --------

                              SHAREHOLDERS' EQUITY

Share capital (Note 3)                                         130          130
Retained earnings (deficit)                                  9,671       (6,875)
                                                          --------     --------

                                                             9,801       (6,745)
                                                          --------     --------



Approved on behalf of the Board:


_________________________ , Director                  ________________, Director


See accompanying notes.                                                        2

                               PRECYSE CORPORATION

                    STATEMENT OF INCOME AND RETAINED EARNINGS
                            (Stated in U.S. Dollars)
                          YEAR ENDED DECEMBER 31, 1998


                                                       1998             1997
                                                     ---------        ---------
                                                                     (unaudited)

Revenue                                              $ 121,535        $   1,536


Expenses
   Development                                          73,856             --
   General and administrative                           27,733            8,411
                                                     ---------        ---------

                                                       101,589            8,411
                                                     ---------        ---------

Income before income taxes                              19,946           (6,875)

   Income taxes - current                                3,400             --
                                                     ---------        ---------

Net income for the year                                 16,546           (6,875)

Retained earnings, beginning of year                    (6,875)            --
                                                     ---------        ---------

Retained earnings, end of year                       $   9,671        $  (6,875)
                                                     =========        =========



See accompanying notes.                                                        3

                               PRECYSE CORPORATION

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                            (Stated in U.S. Dollars)
                          YEAR ENDED DECEMBER 31, 1998





Cash provided from:

   Operating activities
        Net income for the year                                        $ 16,546


        Changes in non-cash working capital
          Accounts receivable                                             3,182
          Income taxes payable                                            3,400
          Accounts payable and accrued liabilities                      (30,550)
                                                                       --------

                                                                         (7,422)

   Financing activities
          Shareholder loan                                                 (204)


Change in cash during year                                               (7,626)

   Cash, beginning of year                                               11,045

Cash, end of year                                                      $  3,419
                                                                       ========





See accompanying notes.                                                        4

                               PRECYSE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                            (Stated in U.S. Dollars)
                                DECEMBER 31, 1998

1.   Incorporation

     The Company was incorporated on November 26, 1996 under The Business Corporations Act of Ontario.

2.   Significant accounting policies

     These financial statements have been prepared in United States Dollars using accounting principles generally accepted in Canada ("Canadian GAAP") and accepted in the United States ("U.S. GAAP").

3.   Share capital

     The Company's authorized share capital consists of an unlimited number of Class A shares, Class B shares, Class C shares and common shares.

     At December 31, 1998, 130 common shares had been issued for aggregate consideration of $130.

4.   Commitments

     (a) The Company has entered into operating leases for computers. The aggregate payments under the leases are as follows:

               1999                  $18,780
               2000                  $18,780

     (b) Subsequent to year end the company entered into a one year lease for premises for $14,000 per year.

5.   U.S. Dollar presentation

     The United States dollar is the principal currency of the company's business and accordingly these financial statements are expressed in United States dollars.

                               PRECYSE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                            (Stated in U.S. Dollars)
                                DECEMBER 31, 1998

6.   Year 2000 issue

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

7.   Financial instruments

     a)   Nature of operations

          The Company is in the business of the development and licensing of intellectual property.

     b)   Fair value

          The carrying amount of cash, accounts receivable and accounts payable, and accrued liabilities approximate their fair value due to the short-term maturity of theses instruments.

8.   Subsequent event

     Subsequent to the year-end, all the common shares of the Company were purchased by a public company.

                        DOT COM ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEET
                              As at March 31, 1999
                                   (unaudited)

 Cash                                                                 $ 153,221
 Accounts receivable                                                     87,702
 Prepaid expenses                                                        16,500
                                                                      ---------
 Current assets                                                         257,423
                                                                      ---------

                                                                      ---------
                                                                      $ 257,423
                                                                      =========


 Current Liabilities                                                  $   7,118

                                                                      ---------
 Total liabilities                                                        7,118
                                                                      ---------

 Stockholders' equity
 Common stock, $0.001 par value
 authorized 50,000,000 shares
 issued and outstanding at
 February 28, 1999 - 10,500,000 shares                                   10,500

 Additional paid in capital                                             242,554

 Retained earnings (deficit)                                             (2,749)
                                                                      ---------
                                                                        250,305
                                                                      ---------

                                                                      ---------
                                                                      $ 257,423
                                                                      =========

                        DOT COM ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                          CONSOLIDATED INCOME STATEMENT
                        Three months ended March 31, 1999
                                   (unaudited)


Revenues
Royalties                                                             $   55,306
Support & Maintenance                                                     10,000
Advertising                                                                  743
                                                                      ----------
                                                                          66,049

Expenses
Marketing                                                                 25,800
Development                                                               14,221
General and administrative                                                25,143
                                                                      ----------
                                                                          65,164

                                                                      ----------
Net income (loss)                                                     $      885
                                                                      ==========

Weighted average number of shares
  outstanding                                                          7,666,667

                                                                      ----------
Earnings (loss) per share                                             $     0.00
                                                                      ==========

                      DOT COM ENTERTAINMENT GROUP, INC.
                        (A Development Stage Company)
                       CONSOLIDATED CASH FLOW STATEMENT
                      Three months ended March 31, 1999
                                 (unaudited)


-------------------------------------------------------------------------------

 OPERATING ACTIVITIES
 Net income for the period                                            $     885

-------------------------------------------------------------------------------
                                                                            885
 Changes in non-cash working capital related to operations
     Accounts receivable                                                (86,702)
     Prepaid expenses                                                   (16,500)
     Accounts payable                                                     7,118

-------------------------------------------------------------------------------
 Cash used in operating activities                                      (95,199)
-------------------------------------------------------------------------------

 INVESTMENT ACTIVITIES
 Acquisition of The Precyse Corporation                                  (1,000)

-------------------------------------------------------------------------------
 Cash used in investment activities                                      (1,000)
-------------------------------------------------------------------------------

 FINANCING ACTIVITIES
 Issuance of common stock                                                 9,500
 Addional paid in capital                                               239,920

-------------------------------------------------------------------------------
 Cash provided by (used in) financing activities                        249,420
-------------------------------------------------------------------------------

 Net increase (decrease) in cash during the period                      153,221

 Cash position, beginning of period                                         --

-------------------------------------------------------------------------------
 Cash position, end of period                                          $153,221
================================================================================

A.   Cash position

     Cash position is defined as cash on hand and balances with banks

B.   Interest and income taxes paid

     Interest paid                                                          --
     Income taxes paid                                                      --